                                                                                                                                                Tembec Inc.
                                                                                                                                                                                                                                                                                             C.P. 5000
                                                                                                                                                                                                                                                                                             Témiscaming (Québec) Canada
                                                                                                                                                                                                                                                                                             J0Z 3R0

April 22, 2005

Via courier and fax: (202) 942-9528

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Attention: H. Roger Schwall, Assistant Director

RE:      Tembec inc.
            Form 40-F filed on December 27, 2004
            File no: 333-06552

Dear Mr. Schwall,

Thank you for yours of April 19th. To facilitate the treatment of your queries, we have reproduced them below and included our response thereto.

Form 40-F filed December 27, 2005

General

Q1.      We note the disclosure on your cover sheet indicating that your Chief Executive Officer and Chief Financial Officer evaluated disclosure controls and procedures within 90 days prior to filing your form 40-F. Please be advised that this evaluation was required to have been performed as of the end of the period covered by the report. Refer to Instruction B(6)(b) to Form 40-F.

A1.      After review, we recognize that the covering page of the form used for the filing was an outdated version and have ensured that the individuals who are attending to these filings, verify, prior to each filing, whether they are using the most current form to avoid any repeat. The certificates of the CEO and CFO filed as exhibits do, however, accurately refer to the appropriate reference period. We would suggest that there is no need to file an amendment to the Form 40-F to deal with this item.

Note 1  –  Significant Accounting Policies, page 66

Translation of foreign currencies, page 68

Q2.      Please support your decision to account for the translation of operations in the U.S. and France using the temporal method rather than the current rate method. Refer to CICA 1650.32. Also explain why the temporal method does not result in a Canadian-U.S. GAAP reconciling item. We would expect that for U.S. GAAP, local currencies would be the functional currencies.

A2.      Tembec's US and French operations are considered integrated foreign operations. There are several economic factors supporting this determination. The entities manufacture pulp and paper products where prices are determined by global competitive forces. Our French operations are currently feeling the negative effects of pulp expansion in South America, while our US operations are dealing with increasing North American imports of coated paper from Scandinavia. Prices are essentially "worldwide" with only minor adjustments for certain geographical differences i.e. Europe vs North America vs Asia. The Canadian parent company has borrowed funds in the US high yield debt market. These loans are governed by indentures which effectively prohibit domestic and foreign subsidiaries (+50% ownership) from incurring term debt or pledging fixed assets. They are limited to working capital loans secured by receivables and inventory to cover seasonal requirements. As such, the Canadian parent company is effectively the "banker" for these foreign operations with excess cash being returned to, and shorfalls being funded by, the Canadian parent company. The foreign operations are currently capitalized with approximately C$238 million of parent company loans. Finally, local management is not authorized to act autonomously. They are part of business groups that report up to a parent company Vice-President. The Board of Directors of the foreign operations is effectively controlled by representatives of the Canadian parent company. As such, CICA 1650.28 is applied and the temporal method is used for the translation of their financial statements. As the temporal method is acceptable in both the US and Canada, it is not a reconciling item for purposes of US GAAP reconciliation.

Note 9  –  Other Long-term Liabilities and Credits, page 74

Q3.      We note that you adopted CICA 3110 in the first quarter of fiscal 2005 and recognized asset retirement obligations as liabilities at that time. Please explain to us why your fiscal 2004 Form 40-F does not reflect a U.S. GAAP reconciling item to comply with requirements of FAS 143.

A3.      Work undertaken in the prior period had indicated that potential liabilities relating to asset retirement obligations were not material. The adoption of CICA 3110 confirmed that they were not significant.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Securities and Exchange Commission ("Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments with respect to these responses, please do not hesitate to contact the undersigned.

Sincerely,

(s) MICHEL DUMAS

Michel J. Dumas
Executive Vice-President, Finance and Chief Financial Officer

cc.      Sandy Eisen, SEC
           Tony Fratianni, Tembec